UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Conversion of KB Insurance and KB Capital into Wholly-Owned Subsidiaries of KB Financial Group

On April 14, 2017, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to conduct tender offers to acquire all of the outstanding shares of KB Insurance Co., Ltd. (“KB Insurance”) and KB Capital Co., Ltd. (“KB Capital”) (such transactions, the “Tender Offers”) in order to increase its shareholding in both companies to 100%. Key details of the Tender Offers are as follows:

1.	Offeror in the Tender Offers: KB Financial Group

2.	Target companies: KB Insurance and KB Capital (together, the “Target Companies”)

3.	Type and number of shares subject to the Tender Offers:

•	KB Insurance: 40,027,241 common shares (representing 60.19% of the total issued and outstanding common shares of KB Insurance)

•	KB Capital: 10,311,498 common shares (representing 47.98% of the total issued and outstanding common shares of KB Capital)

4.	Terms and conditions of the Tender Offers: KB Financial Group intends to purchase all of the shares tendered, up to all of the shares of the Target Companies that it does not hold, irrespective of the number of shares tendered, and plans to pay the purchase price for the tendered shares in cash.

5.	Tender offer price per common share:

•	KB Insurance: Korean Won 33,000 per common share

•	KB Capital: Korean Won 27,500 per common share

6.	Tender offer period: April 17, 2017 to May 12, 2017 (26 calendar days)

7.	Tender offer agent: KB Securities Co., Ltd.

8.	For details regarding the proposed Tender Offers, please see the Tender Offer Statements, which are expected to be furnished under cover of Form 6-K on April 17, 2017.

9.	As part of its efforts to convert the Target Companies into its wholly-owned subsidiaries, KB Financial Group will undertake the Tender Offers first, and then proceed with comprehensive stock swaps to acquire any remaining portion of the issued and outstanding common shares of the Target Companies. For details regarding the proposed comprehensive stock swaps, please see the Reports of Material Event furnished under cover of Form 6-K on April 14, 2017.

10.	Date of the Resolution of the Board of Directors: April 14, 2017

Non-executive directors	Present: 7
Absent: 0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 14, 2017	By: /s/ Jae Keun Lee
(Signature)
	Name:	Jae Keun Lee
	Title:	Managing Director and Chief Financial Officer